Exhibit 99.2

JUST ENERGY GROUP INC.
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS AT
(unaudited in thousands of Canadian dollars)
	Notes	June 30, 2014	March 31, 2014
ASSETS
Non-current assets
Property, plant and equipment		$20,037	$176,720
Intangible assets		347,597	404,928
Contract initiation costs		18,632	75,731
Other non-current financial assets	6	21,479	31,696
Non-current receivables		-	11,175
Investments		9,128	9,224
Deferred tax asset		-	1,676
		416,873	711,150
Current assets
Inventory		-	9,205
Gas delivered in excess of consumption		1,449	7
Gas in storage		10,126	2,387
Current trade and other receivables		297,404	426,971
Accrued gas receivables		33,447	48,634
Unbilled revenues		221,466	170,661
Prepaid expenses and deposits		27,184	21,699
Other current financial assets	6	60,245	103,502
Corporate tax recoverable		8,636	9,754
Restricted cash		9,506	12,017
Cash and cash equivalents		25,105	20,401
		694,568	825,238
Assets classified as held for sale	5	400,168	106,262
		1,094,736	931,500
TOTAL ASSETS		$1,511,609	$1,642,650

DEFICIT AND LIABILITIES
Deficit attributable to equity holders of the parent
Deficit		$(1,363,489)	$(1,294,987)
Accumulated other comprehensive income	7	61,440	71,997
Shareholders’ capital	8	1,048,016	1,033,557
Equity component of convertible debentures		25,795	25,795
Contributed surplus		54,011	65,569
Shareholders’ deficit		(174,227)	(98,069)

Non-controlling interest		5,189	6,427
TOTAL DEFICIT		(169,038)	(91,642)

Non-current liabilities
Long-term debt	9	773,912	930,027
Provisions		3,058	3,760
Deferred lease inducements		757	813
Other non-current financial liabilities	6	34,670	56,297
Deferred tax liability		3,646	32,935
		816,043	1,023,832
Current liabilities
Trade and other payables		403,214	485,471
Accrued gas payable		24,525	34,589
Deferred revenue		1,834	82
Income taxes payable		5,250	6,280
Current portion of long-term debt	9	135	51,999
Provisions		3,129	3,052
Other current financial liabilities	6	77,746	77,135
		515,833	658,608
Liabilities relating to assets classified as held for sale	5	348,771	51,852
		864,604	710,460
TOTAL LIABILITIES		1,680,647	1,734,292
TOTAL DEFICIT AND LIABILITIES		$1,511,609	$1,642,650

Commitments and Guarantees (Note 15)
See accompanying notes to the interim condensed consolidated financial statements

1.

JUST ENERGY GROUP INC.
 INTERIM CONDENSED CONSOLIDATED STATEMENTS OF LOSS
FOR THE THREE MONTHS ENDED JUNE 30
(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)
	Notes	2014	2013
CONTINUING OPERATIONS
SALES	12	$821,049	$728,056
COST OF SALES		697,659	622,122
GROSS MARGIN		123,390	105,934
EXPENSES
Administrative expenses		33,016	29,808
Selling and marketing expenses		55,207	50,842
Other operating expenses	11(a)	24,966	24,067
		113,189	104,717
Operating profit before the following		10,201	1,217
Finance costs	9	(18,771)	(16,845)
Change in fair value of derivative instruments	6	(31,618)	(21,121)
Other income		147	491
Loss before income taxes		(40,041)	(36,258)
Provision for income taxes	10	5,702	3,311
LOSS FROM CONTINUING OPERATIONS		$(45,743)	$(39,569)

DISCONTINUED OPERATIONS
Profit (loss) from discontinued operations	5	6,829	(2,243)
LOSS FOR THE PERIOD		$(38,914)	$(41,812)

Attributable to:
Shareholders of Just Energy		$(37,569)	$(41,824)
Non-controlling interest		(1,345)	12
LOSS FOR THE PERIOD		$(38,914)	$(41,812)

Loss per share from continuing operations	13
Basic		$(0.32)	$(0.28)
Diluted		$(0.32)	$(0.28)

Earnings/(loss) per share from discontinued operations
Basic		$0.05	$(0.02)
Diluted		$0.05	$(0.02)

Loss per share available to shareholders	13
Basic		$(0.26)	$(0.29)
Diluted		$(0.26)	$(0.29)
See accompanying notes to the interim condensed consolidated financial statements

2.

JUST ENERGY GROUP INC.
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
FOR THE THREE MONTHS ENDED JUNE 30
(unaudited in thousands of Canadian dollars)
	Notes	2014	2013
Loss for the period		$(38,914)	$(41,812)

Other comprehensive income (loss) to be reclassified to profit
or loss in subsequent years:	7

Unrealized gain (loss) on translation of foreign operations from continuing
operations		(7,981)	12,869

Unrealized gain (loss) on translation of foreign operations from discontinued
operations		(2,576)	350

Amortization of deferred unrealized gain on discontinued hedges, net of
income taxes of NIL (2013 - $2,289)		-	(3,101)

Other comprehensive income (loss) to be reclassified to profit
or loss in subsequent years, net of tax		(10,557)	10,118

Total comprehensive loss for the period, net of tax		$(49,471)	$(31,694)

Total comprehensive income attributable to:

Shareholders of Just Energy		$(48,126)	$(31,706)
Non-controlling interest		(1,345)	12

Total comprehensive loss for the period, net of tax		$(49,471)	$(31,694)

See accompanying notes to the interim condensed consolidated financial statements

3.

JUST ENERGY GROUP INC.
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT
FOR THE THREE MONTHS ENDED JUNE 30
(unaudited in thousands of Canadian dollars)
	Notes	2014	2013
ATTRIBUTABLE TO THE SHAREHOLDERS
Accumulated earnings
Accumulated earnings, beginning of period		$216,218	$87,496
Loss for the period, attributable to shareholders		(37,569)	(41,824)
Accumulated earnings, end of period		178,649	45,672

DIVIDENDS
Dividends, beginning of period		(1,511,205)	(1,387,776)
Dividends	14	(30,933)	(30,756)
Dividends, end of period		(1,542,138)	(1,418,532)
DEFICIT		$(1,363,489)	$(1,372,860)

ACCUMULATED OTHER COMPREHENSIVE INCOME	7
Accumulated other comprehensive income, beginning of period		$71,997	$47,155
Other comprehensive income (loss)		(10,557)	10,118
Accumulated other comprehensive income, end of period		$61,440	$57,273

SHAREHOLDERS’ CAPITAL	8
Shareholders’ capital, beginning of period		$1,033,557	$1,018,082
Share-based compensation awards exercised		13,132	1,722
Dividend reinvestment plan		1,327	3,954
Shareholders’ capital, end of period		$1,048,016	$1,023,758

EQUITY COMPONENT OF CONVERTIBLE DEBENTURES
Balance, beginning of period		$25,795	$25,795
Balance, end of period		$25,795	$25,795

CONTRIBUTED SURPLUS
Balance, beginning of period		$65,569	$70,893
Add: Share-based compensation awards	11(a)	1,548	1,837
Non-cash deferred share grant distributions		26	33
Less: Share-based compensation awards exercised		(13,132)	(1,722)
Balance, end of period		$54,011	$71,041

NON-CONTROLLING INTEREST
Balance, beginning of period		$6,427	$(702)
Investment by non-controlling shareholders		136	6,117
Distributions to non-controlling shareholders		-	(137)
Foreign exchange impact on non-controlling interest		(29)	114
Income (loss) attributable to non-controlling interest		(1,345)	12
Balance, end of period		$5,189	$5,404
TOTAL DEFICIT		$(169,038)	$(189,589)
See accompanying notes to the interim condensed consolidated financial statements

4.

    JUST ENERGY GROUP INC.
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE MONTHS ENDED JUNE 30
 (unaudited in thousands of Canadian dollars)
Net inflow (outflow) of cash related to the following activities	Notes	2014	2013

OPERATING
Loss from continuing operations before income taxes		$(40,041)	$(36,258)
Items not affecting cash
Amortization of intangible assets and related supply contracts	11(a)	9,497	11,484
Amortization of contract initiation costs		7,235	4,773
Amortization of property, plant and equipment	11(a)	893	1,012
Amortization included in cost of sales		254	-
Share-based compensation	11(a)	1,548	1,759
Financing charges, non-cash portion		3,707	3,311
Other		(60)	(60)
Change in fair value of derivative instruments		31,618	21,121
Cash inflow/(outflow) from operating activities of discontinued operations		1,481	(7,078)
		56,173	36,322
Adjustment required to reflect net cash receipts from gas sales		5,529	5,843

Changes in non-cash working capital		(30,451)	15,779
		(8,790)	21,686
Income tax paid		(1,470)	(312)
Cash inflow (outflow) from operating activities		(10,260)	21,374

INVESTING
Purchase of property, plant and equipment		(1,751)	(908)
Purchase of intangible assets		(509)	(2,133)
Contract initiation costs		(7,510)	(3,902)
Cash inflow (outflow) from investing activities of discontinued operations		662	(16,428)
Cash outflow from investing activities		(9,108)	(23,371)

FINANCING
Dividends paid		(29,580)	(26,769)
Issuance of long-term debt		127,170	88,561
Repayment of long-term debt		(60,000)	(87,066)
Debt issuance costs		(370)	(400)
Investment made by minority shareholder		136	-
Cash inflow (outflow) from financing activities of discontinued operations		(11,226)	23,104
Cash inflow (outflow) from financing activities		26,130	(2,570)

Effect of foreign currency translation on cash balances		(123)	(36)

Net cash inflow (outflow)		6,639	(4,603)
Cash and cash equivalents reclassified to assets held for sale		(1,935)	-
Cash and cash equivalents, beginning of period		20,401	38,498
Cash and cash equivalents, end of period		$25,105	$33,895

Supplemental cash flow information:
Interest paid		$3,446	$13,122

See accompanying notes to the interim condensed consolidated financial statements

5.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED JUNE 30, 2014
  (unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

1.     ORGANIZATION

Just Energy Group Inc. (“JEGI”, “Just Energy” or the “Company”) is a corporation established under the laws of Canada to hold securities and to distribute the income of its directly or indirectly owned operating subsidiaries and affiliates.  The registered office of Just Energy is First Canadian Place, 100 King Street West, Toronto, Ontario, Canada. The interim condensed consolidated financial statements consist of Just Energy and its subsidiaries and affiliates. The interim condensed consolidated financial statements were approved by the Board of Directors on August 7, 2014.

2.     OPERATIONS

Just Energy’s business involves the sale of natural gas and/or electricity to residential and commercial customers under long-term fixed-price, price-protected or variable-priced contracts. Just Energy markets its gas and electricity contracts in Canada, the United States and the United Kingdom under the following trade names: Just Energy, Hudson Energy, Commerce Energy, Smart Prepaid Electric, Amigo Energy, Tara Energy and Green Star Energy. By fixing the price of natural gas or electricity under its fixed-price or price-protected program contracts for a period of up to five years, Just Energy’s customers offset their exposure to changes in the price of these essential commodities. Variable rate products allow customers to maintain competitive rates while retaining the ability to lock into a fixed price at their discretion.  Just Energy derives its margin or gross profit from the difference between the price at which it is able to sell the commodities to its customers and the related price at which it purchases the associated volumes from its suppliers.

Just Energy also offers green products through its JustGreen programs. The JustGreen electricity product offers customers the option of having all or a portion of their electricity sourced from renewable green sources such as wind, run of the river hydro or biomass. The JustGreen gas product offers carbon offset credits that allow customers to reduce or eliminate the carbon footprint of their homes or businesses.  Additional green products allow customers to offset their carbon footprint without buying energy commodity products and can be offered in all states and provinces without being dependent on energy deregulation.

In addition, Just Energy sells and rents high efficiency and tankless water heaters, air conditioners and furnaces to Ontario and Quebec residents through a subsidiary operating under the trade name National Home Services (“NHS”). Just Energy, through its subsidiaries, also sells smart thermostats in Ontario and Texas. Just Energy’s subsidiary, Hudson Energy Solar Corp. and its subsidiaries (“HES”), provide a solar project development platform operating in New Jersey, Pennsylvania and Massachusetts, under the trade name Hudson Energy Solar. As at June 30, 2014, and further described in Note 5, NHS and HES have been classified as held for sale.

3.     SIGNIFICANT ACCOUNTING POLICIES

(a)     Statement of compliance

 These unaudited interim condensed consolidated financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”). Accordingly, certain information and footnote disclosures normally included in annual financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the IASB, have been omitted or condensed.

6.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED JUNE 30, 2014
  (unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

 (b)     Basis of presentation and interim reporting

These unaudited interim condensed consolidated financial statements should be read in conjunction with and follow the same accounting policies and methods of application as those used in the audited consolidated financial statements for the years ended March 31, 2014 and 2013, except for the adoption of new standards and interpretations effective April 1, 2014 as disclosed in Note 3(d).

The unaudited interim condensed consolidated financial statements are presented in Canadian dollars, the functional currency of Just Energy, and all values are rounded to the nearest thousand.

The unaudited interim operating results are not necessarily indicative of the results that may be expected for the full year ending March 31, 2015, due to seasonal variations resulting in fluctuations in quarterly results.  Gas consumption by customers is typically highest in October through March and lowest in April through September.  Electricity consumption is typically highest in January through March and July through September.  Electricity consumption is lowest in October through December and April through June.  For the 12 months ended June 30, 2014, the consumer and commercial segments, where the seasonal impact is recognized, reported gross margin of $522,987 (2013 - $482,928) and profit of $164,405 (2013 - $232,414).

 (c)     Principles of consolidation

The unaudited interim condensed consolidated financial statements include the accounts of Just Energy and its directly or indirectly owned subsidiaries and affiliates as at June 30, 2014. Subsidiaries and affiliates are consolidated from the date of acquisition and control, and continue to be consolidated until the date that such control ceases. The financial statements of the subsidiaries and affiliates are prepared for the same reporting period as Just Energy, using consistent accounting policies. All intercompany balances, sales, expenses and unrealized gains and losses resulting from intercompany transactions are eliminated on consolidation.

(d)     New standard, interpretations and amendments adopted by the Company during the quarter

Effective April 1, 2014, Just Energy adopted IFRIC 21 Levies (“IFRIC 21”).  This standard provides guidance on when to recognize a liability for a levy imposed by a government, both for levies that are accounted for in accordance with IAS 37, Provisions, Contingent Liabilities and Contingent Assets, and those where the timing and amount of the levy is certain. IFRIC 21 identifies the obligating event for the recognition of a liability as the activity that triggers the payment of the levy in accordance with the relevant legislation. A liability is recognized progressively if the obligating event occurs over a period of time or, if an obligation is triggered on reaching a minimum threshold, the liability is recognized when that minimum threshold is reached. The adoption of this standard did not have a material impact on the unaudited interim condensed consolidated financial statements.

4     (i)  SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS

The preparation of the unaudited interim condensed consolidated financial statements requires the use of estimates and assumptions to be made in applying the accounting policies that affect the reported amounts of assets, liabilities, income, expenses and the disclosure of contingent liabilities. The estimates and related assumptions are based on previous experience and other factors considered reasonable under the circumstances, the results of which form the basis for making the assumptions about carrying values of assets and liabilities that are not readily apparent from other sources.

7.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED JUNE 30, 2014
  (unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised. Judgments made by management in the application of IFRS that have a significant impact on the unaudited interim condensed consolidated financial statements relate to the following:

Impairment of non-financial assets
Just Energy’s impairment test is based on value-in-use calculations that use a discounted cash flow model. The cash flows are derived from the budget for the next five years and are sensitive to the discount rate used as well as the expected future cash inflows and the growth rate used for extrapolation purposes.

Deferred taxes
Significant management judgment is required to determine the amount of deferred tax assets and liabilities that can be recognized, based upon the likely timing and the level of future taxable income realized, including the usage of tax-planning strategies.

Useful life of key property, plant and equipment and intangible assets
The amortization method and useful lives reflect the pattern in which management expects the assets’ future economic benefits to be consumed by Just Energy.

Provisions for litigation
The State of California has filed a number of complaints with the Federal Energy Regulatory Commission (“FERC”) against many suppliers of electricity, including Commerce Energy Inc. (“CEI”), a subsidiary of Just Energy, with respect to events stemming from the 2001 energy crisis in California. Pursuant to the complaints, the State of California is challenging the FERC’s enforcement of its market-based rate system. At this time, the likelihood of damages or recoveries and the ultimate amounts, if any, with respect to this litigation are not certain; however, an estimated amount has been recorded in these unaudited interim condensed consolidated financial statements as at June 30, 2014. In the general course of operations, Just Energy has made additional provisions for litigation matters that have arisen.

On December 17, 2012, and then amended on September 11, 2013, NHS was served with a $60 million claim from a competitor for unfair trade practices and misleading marketing.  Just Energy has issued a counterclaim for $60 million and will vigorously defend itself against this claim.  Just Energy believes the claim is without merit and has not included an accrual in its provisions for this claim.

On August 12, 2013, Fulcrum Power Services L.P. (“FPS”) filed a lawsuit against Just Energy and Fulcrum Retail Holdings LLC (“FRH”) for up to $20 million in connection with FRH failing to achieve an earn-out target under the Purchase and Sales Agreement dated August 24, 2011 for the purchase of FRH from FPS.  FPS alleges that Just Energy conducted itself in a manner that was intended to or was reasonably likely to reduce or avoid the achievement of the earn-out target.  In October 2013, Just Energy’s motion to compel arbitration was successful.  Just Energy will continue to vigorously defend itself against this claim.  Just Energy believes the claim is without merit and has not included an accrual in its provisions for this claim.

In March 2012, a lawsuit was filed against CEI and the Company in the Ohio federal court claiming entitlement to payment of minimum wage and overtime under Ohio wage claim laws and the Federal Labor Standards Act (FLSA) on their own behalf and similarly situated door-to-door sales representatives in the United States. CEI disagrees with plaintiffs’ claims on a number of grounds and has been vigorously defending the claims.

8.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED JUNE 30, 2014
  (unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

Trade receivables
Just Energy reviews its individually significant receivables at each reporting date to assess whether an impairment loss should be recorded in the interim condensed consolidated statements loss. In particular, judgment by management is required in the estimation of the amount and timing of future cash flows when determining the impairment loss. In estimating these cash flows, Just Energy makes judgments about the borrower’s financial situation and the net realizable value of collateral. These estimates are based on assumptions about a number of factors and actual results may differ, resulting in future changes to the allowance.

Fair value of financial instruments
Where the fair value of financial assets and financial liabilities recorded in the interim condensed consolidated statements of financial position cannot be derived from active markets, they are determined using valuation techniques including discounted cash flow models. The inputs to these models are taken from observable markets where possible, but where this is not feasible, a degree of judgment is required in establishing fair values. The judgment includes consideration of inputs such as liquidity risk, credit risk and volatility. Changes in assumptions about these factors could affect the reported fair value of financial instruments. Refer to Note 6 for further details about the assumptions as well as a sensitivity analysis.

Subsidiaries
Subsidiaries that are not wholly owned by Just Energy require judgment determining the amount of control that Just Energy has over that entity and the appropriate accounting treatments.  In these consolidated financial statements, management has determined that Just Energy controls Just Ventures and therefore, has treated the 50% that is not owned by Just Energy as a non-controlling interest.  Similarly, management has determined that Just Energy controls certain structures in its Solar division.  Some of these structures are owned primarily by the non-controlling interest; however, the structure contains an ownership “flip” at a later date.  In these instances, Just Energy has control as a result of these entities accomplishing a pre-determined directive.

(ii)   ACCOUNTING STANDARDS ISSUED BUT NOT YET APPLIED

The standards and interpretations that are issued, but not yet effective, up to the date of issuance of the consolidated financial statements are disclosed below.  Just Energy intends to adopt these standards, if applicable, when they become effective.

IFRS 9, Financial Instruments (“IFRS 9”) was issued by the IASB on July 24, 2014, and will replace IAS 39. IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. Two measurement categories continue to exist to account for financial liabilities in IFRS 9, fair value through profit or loss (“FVTPL”) and amortized cost. Financial liabilities held for trading are measured at FVTPL, and all other financial liabilities are measured at amortized cost unless the fair value option is applied. The treatment of embedded derivatives under the new standard is consistent with IAS 39 and is applied to financial liabilities and non-derivative hosts not within the scope of the standard. IFRS 9 also uses a new model for hedge accounting aligning the accounting treatment with risk management activities. IFRS 9 is effective for annual periods beginning on or after January 1, 2018. Management is currently evaluating the impact of IFRS 9 on the consolidated financial statements.

9.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED JUNE 30, 2014
  (unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

IFRS 15, Revenue recognition (“IFRS 15”) establishes a five-step model that will apply to revenue earned from a contract with a customer, regardless of the type of revenue transaction or industry.  The standard will also provide guidance on the recognition and measurement of gains and losses on the sale of some non-financial assets that are not an output of the entity’s ordinary activities.  The standard also outlines increased disclosures that will be required, including disaggregation of total revenue, information about performance obligations; changes in contract asset and liability account balances between periods and key judgments and estimates made.  Management is currently evaluating the impact of IFRS 15 on the consolidated financial statements.

5.     DISCONTINUED OPERATIONS

i)     NHS

In June 2014, Just Energy announced an agreement to sell the shares of NHS to Reliance Comfort Limited Partnership (“Reliance”). NHS provides Ontario and Quebec residential customers with a long-term water heater, furnace and air conditioning rental, offering high efficiency conventional and power vented tank and tankless water heaters and high efficiency furnaces and air conditioners. The agreement calls for a selling price of $505,000 subject to certain potential adjustments at closing including working capital balances. Additionally, as conditions of closing, Just Energy must repay all outstanding NHS borrowings and payout the remaining interest in a royalty agreement. The sale is contingent upon approval from the Canadian Competition Bureau and consents of Just Energy lenders.

As at June 30, 2014, NHS is classified as a disposal group held for sale and as a discontinued operation. The business of NHS has been reported as its own operating segment.

The results of NHS are presented below:

	For the three months ended June 30,

	2014	2013

Sales	$20,710	$16,848
Cost of sales	4,982	3,863
Gross margin	15,728	12,985

Expenses
Administrative, selling and operating expenses	10,818	10,184
Operating income	4,910	2,801
Finance costs	(5,323)	(4,874)
Loss from discontinued operations before income taxes	(413)	(2,073)
Provision for (recovery of) income taxes	(159)	847
LOSS FOR THE PERIOD FROM DISCONTINUED OPERATIONS	$(254)	$(2,920)

Loss per share
Basic and diluted loss per share from discontinued operations	$(0.00)	$(0.02)

10.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED JUNE 30, 2014
  (unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

The assets and liabilities of NHS classified as held for sale are as follows:

As at
June 30, 2014
Assets
Non-current assets
Property, plant and equipment	$158,090
Intangible assets	39,339
Contract initiation costs	58,117
Other non-current receivables	11,294
Goodwill	283

Current assets
Inventory	8,434
Current trade and other receivables	8,193
Prepaid expenses, deposits and funds in escrow	9,288
Corporate tax recoverable	828
Restricted cash	2,168
Cash and cash equivalents	2,876
ASSETS CLASSIFIED AS HELD FOR SALE	$298,910

Non-current liabilities
Long-term debt(i)	$208,433
Deferred tax liability	32,838

Current liabilities
Trade and other payables	4,319
Current portion of long-term debt	53,359
Provisions	264
LIABILITIES RELATING TO ASSETS CLASSIFIED AS HELD FOR SALE	$299,213

(i) The long-term debt will be repaid by Just Energy as part of the disposal.

As at June 30, 2014, NHS has the following credit arrangements.

NHS has a long-term financing agreement for the funding of new and existing rental water heater, furnace, air conditioner and thermostat contracts. Pursuant to the agreement, NHS receives financing of an amount equal to the present value of the five, seven or ten years of monthly rental income, discounted at the agreed upon financing rate of 7.25% to 7.99%, and is required to remit an amount equivalent to the rental stream from customers on the water heater, furnace and air conditioner contracts for the five, seven or ten years. NHS has provided security over the water heaters, furnace and air conditioner equipment and rental contracts, subject to the financing rental agreement, as collateral for performance of the obligation.

11.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED JUNE 30, 2014
(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

The financing agreement is subject to a holdback provision of 3% to 5%.  Once all obligations of NHS are satisfied or expired, the remaining funds in the holdback account will immediately be released to NHS.  NHS has $233,760 owing under this agreement, including $11,294 relating to the holdback provision, recorded in non-current receivables.

Under a second agreement NHS has a current outstanding debt of $28,032 bearing interest at 7.5% to 11.0%, secured by the underlying assets and will be satisfied through blended monthly payments up to August 2022.  NHS has $2,168 in restricted cash as at June 30, 2014 related to this debt.

NHS is required to meet a number of non-financial covenants under these agreements.  As at June 30, 2014, all of these covenants had been met.

COMMITMENTS
	Less than 1 year	1 to 3 years	4 to 5 years	5 years +	Total
As at June 30, 2014
Premises and equipment leasing	$1,623	$2,584	$1,345	$210	$5,762
Royalty payments1	-	5,694	9,643	30,445	45,782
	$1,623	$8,278	$10,988	$30,655	$51,544

1 As part of the requirements of the sale, this royalty arrangement will be settled in full. The settlement is based on the present value of the expected payments.

12.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED JUNE 30, 2014
  (unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

ii)     Solar

In March 2014, Just Energy formally commenced the process to dispose of HES. Just Energy has benefitted from the tax attributes of this division however; management has decided this is a non-core business because of its capital intensive nature.  The disposal of HES is due to be completed within 12 months from when it was classified as held for sale.  As at March 31, 2014, HES began to be classified as a disposal group held for sale and as a discontinued operation. The business of HES has been reported as its own operating segment.

The results of HES are presented below:

	For the three months ended June 30,

	2014	2013

Sales	$1,550	$1,219
Cost of sales	626	724
Gross margin	924	495

Expenses
Administrative and operating expenses	1,300	800
Operating loss	(376)	(305)
Finance costs	(999)	(801)
Loss from discontinued operations before undernoted	(1,375)	(1,106)
Change in fair value of derivative instruments	8,453	3,962
Recovery of income taxes	(5)	-
PROFIT FOR THE PERIOD FROM DISCONTINUED OPERATIONS	$7,083	$2,856

Earnings per share
Basic and diluted earnings per share from discontinued operations	$0.05	$0.02

13.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED JUNE 30, 2014
  (unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

The assets and liabilities of HES classified as held for sale are as follows:

	As at
	June 30, 2014	March 31, 2014
Assets
Non-current assets
Property, plant and equipment	$81,734	$94,410
Other non-current financial assets	10,963	2,727

Current assets
Current trade and other receivables	1,033	864
Prepaid expenses, deposits and funds in escrow	2,103	4,909
Restricted cash	2,765	-
Cash and cash equivalents	2,660	3,352
ASSETS CLASSIFIED AS HELD FOR SALE	$101,258	$106,262

Current liabilities
Long-term debt	$32,912	$34,213
Trade and other payables	252	880
Deferred revenue	15,114	15,829
Provisions	1,280	930
LIABILITIES RELATING TO ASSETS CLASSIFIED AS HELD FOR SALE	$49,558	$51,852

As at June 30, 2014, HES has the following credit arrangements:

(i)
Effective August 2012, HES through a subsidiary entered into a US$30 million financing agreement to assist with the construction of certain solar projects.  The credit facility matures on August 1, 2014 with no prepayment permitted, bearing interest, and payable quarterly, at U.S. prime plus 6.9% or Eurodollar rate plus 7.9%. As at June 30, 2014, HES had drawn $13,284 and had unamortized debt issue costs relating to the facility of $149.

(ii)
As at June 30, 2014, HES has $13,163 owing under term loans used to satisfy prior construction loans and has unamortized debt issue costs of $2,414.  The term loans bear interest at 8% and mature between May and June 2019.  In addition, during the three months ended June 30, 2014, HES received $10,183 from an institutional investor under this arrangement.  The minority shareholder has approximately 49% interest in certain projects and is entitled to a significant portion of the tax incentives generated by these projects. The minority shareholder’s interest will decrease to 5% in approximately five years from the original investment.

(iii)
       As at June 30, 2014, HES has $9,381 owing under a 15-year term loan used to satisfy prior construction loans which has unamortized debt issue costs of $353.  This term loan bears interest at approximately 11% and can be repaid in cash or through the issuance of Solar Renewable Energy Credits (“SRECs”) generated by the underlying projects.  If Just Energy elects to repay the term loan with SRECs, the SRECs will be valued at the greater of their market value and a range from $325 to $410 per SREC.  In addition, during the period ended June 30, 2014, HES received approximately $800 from a minority shareholder.  Under this arrangement, HES receives the majority of the tax benefits associated with the Solar division and the minority shareholder receives the majority of the cash generated from these projects.

14.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED JUNE 30, 2014
  (unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

(iii)     Disposal of TGF

In March 2013, Just Energy formally commenced the process to dispose of Terra Grain Fuels, Inc. (“TGF”). The business of TGF had been operating in an unpredictable product environment, making it difficult for management to derive real growth and profitability from the segment. In addition, it had been viewed as a non-core business since it was acquired with the Universal Energy acquisition in 2009.  Effective December 24, 2013, Just Energy sold TGF for a nominal amount and was released from all of its obligations.  Previously, tax losses generated prior to the disposal were restricted by TGF’s lenders and were treated as unrecognized deferred tax assets.  In order to retain a portion of these tax losses and as part of the disposal, Just Energy transferred approximately $6,250 to TGF.  Just Energy expects to utilize the retained tax losses in future periods and has recognized a future tax recovery of $24,151 which has been recorded as part of the loss from discontinued operations.

The results of TGF for the period up to the date of disposal are presented below:

For the three months ended June 30, 2013

Sales	$30,774
Cost of sales	29,188
Gross margin	1,586

Expenses
Administrative and operating expenses	2,266
Operating loss	(680)
Finance costs	(1,499)
LOSS ON DISCONTINUED OPERATIONS	$(2,179)

Loss per share
Basic and diluted loss per share from discontinued operations	$(0.02)

15.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED JUNE 30, 2014
  (unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

6.     FINANCIAL INSTRUMENTS

(a)     Fair value

The fair value of financial instruments is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). Management has estimated the value of electricity, unforced capacity, heat rates, heat rate options, renewable and gas swap and forward contracts using a discounted cash flow method, which employs market forward curves that are either directly sourced from third parties or are developed internally based on third party market data. These curves can be volatile thus leading to volatility in the mark to market with no impact to cash flows. Gas options have been valued using the Black option value model using the applicable market forward curves and the implied volatility from other market traded gas options.

The following table illustrates gains/(losses) related to Just Energy’s derivative financial instruments classified as fair value through profit or loss and recorded on the interim condensed consolidated statements of financial position as other assets and other liabilities, with their offsetting values recorded in change in fair value of derivative instruments.

Change in fair value of derivative instruments
	For the three	For the three
	months ended	months ended
	June 30, 2014	June 30, 2013

Fixed-for-floating electricity swaps (i)	$21,613	$(15,763)
Renewable energy certificates (ii)	(2,021)	1,689
Verified emission-reduction credits (iii)	(2,030)	(15)
Options (iv)	1,413	347
Physical gas forward contracts (v)	1,361	12,266
Transportation forward contracts (vi)	(1,122)	1,655
Fixed financial swaps (vii)	(3,761)	(15,896)
Physical electricity forward contracts (viii)	(51,520)	(15,482)
Unforced capacity forward contracts (ix)	(467)	362
Unforced capacity physical contracts (x)	2,307	6,215
Heat rate swaps (xi)	(3,196)	5,211
Foreign exchange forward contracts (xii)	2,173	(873)
Amortization of deferred unrealized gains on
discontinued hedges	-	3,502
Share swap	(6,032)	(589)
Amortization of derivative financial instruments
related to acquisitions	(1,192)	(3,650)
Liability associated with exchangeable shares and
equity-based compensation	266	-
Other derivative options	10,590	(100)
Change in fair value of derivative instruments	$(31,618)	$(21,121)

16.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED JUNE 30, 2014
  (unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

The following table summarizes certain aspects of the financial assets and liabilities recorded in the interim condensed consolidated statement of financial position as at June 30, 2014:

	Other financial assets	Other financial assets	Other financial liabilities	Other financial liabilities
	(current)	(non-current)	(current)	(non-current)

Fixed-for floating electricity swaps (i)	$32,054	$9,840	$7,665	$8,774
Renewable energy certificates (ii)	1,991	3,094	1,845	1,795
Verified emission-reduction credits (iii)	63	130	1,316	1,074
Options (iv)	-	-	3,819	-
Physical gas forward contracts (v)	371	-	17,612	4,687
Physical electricity forward contracts (viii)	4,970	3,463	14,260	4,240
Transportation forward contracts (vi)	560	-	1,692	948
Fixed financial swaps (vii)	4,572	999	4,684	5,734
Unforced capacity forward contracts (ix)	-	-	208	82
Unforced capacity physical contracts (x)	10,662	2,827	5,788	-
Heat rate swaps (xi)	3,887	913	-	-
Foreign exchange forward contracts (xii)	1,115	-	-	-
Share swap	-	-	18,211	-
Cash-out option on stock-based compensation	-	-	294	-
Other derivative options	-	213	352	7,336
As at June 30, 2014	$60,245	$21,479	$77,746	$34,670

The following table summarizes certain aspects of the financial assets and liabilities recorded in the interim condensed consolidated statement of financial position as at March 31, 2014:

	Other financial assets	Other financial assets	Other financial liabilities	Other financial liabilities
	(current)	(non-current)	(current)	(non-current)

Fixed-for floating electricity swaps (i)	$29,989	$4,013	$15,966	$12,947
Renewable energy certificates (ii)	2,316	5,072	1,809	2,017
Verified emission-reduction credits (iii)	179	1,212	913	667
Options (iv)	-	-	5,389	-
Physical gas forward contracts (v)	49	4	18,786	4,577
Transportation forward contracts (vi)	879	527	944	1,428
Fixed financial swaps (vii)	12,344	840	6,804	7,625
Physical electricity forward contracts(viii)	42,611	14,956	6,874	8,640
Unforced capacity forward contracts (ix)	-	-	(172)	-
Unforced capacity physical contracts (x)	8,810	2,941	5,037	1,075
Heat rate swaps (xi)	6,325	1,888	-	-
Foreign exchange forward contracts (xii)	-	-	1,058	-
Share swap	-	-	12,179	-
Cash-out option on stock-based compensation	-	-	560	-
Other derivative options	-	243	988	17,321
As at March 31, 2014	$103,502	$31,696	$77,135	$56,297

17.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED JUNE 30, 2014
  (unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

The following table summarizes financial instruments classified as fair value through profit or loss as at June 30, 2014 to which Just Energy has committed:

			Total			Fair value
	Contract type	Notional volume	remaining	Maturity date	Fixed price	favourable/	Notional
			volume			(unfavourable)	value

(i)	Fixed-for-floating	0.11 - 550.00	17,585,010	July 1, 2014	$0.05-$137.70	$25,455	$863,466
	electricity swaps	MWh	MWh	December 31, 2019
(ii)	Renewable energy	20-200,000	6,845,811	November 30, 2014	$0.53-$298.76	$1,445	$50,487
	certificates	MWh	MWh	December 31, 2023
(iii)	Verified emission-	222-100,000	1,334,000	December 31, 2014	$1.12-$11.50	($2,197)	$5,150
	reduction credits	tonnes	tonnes	December 31, 2019
(iv)	Options	10,000 - 3,600,000	-18,830,000	July 31, 2014	$4.27-$9.18	($3,819)	$54
		GJ	GJ	March 31, 2015
(v)	Physical gas forward	6-16,880	64,156,018	July 1, 2014	$0.01-$11.00	($21,928)	$308,470
	contracts	GJ	GJ	December 31, 2018
(vi)	Transportation forward	83-9,314	6,318,622	July 31, 2014	$0.05-$4.81	($2,080)	$5,493
	contracts	GJ	GJ	October 31, 2016
(vii)	Fixed financial swaps	2,110-408,812	110,107,891	July 31, 2014	$0.01-$7.28	($4,847)	$472,709
		GJ	GJ	December 31, 2018
(viii)	Physical electricity	0.78-220.00	34,246,967	July 1, 2014	$0.80-$126.91	($10,067)	$1,754,111
	forwards contracts	MWh	MWh	September 30, 2019
(ix)	Unforced capacity	5-11,160	121,270	October 31, 2014	$193.90-$16,859.00	($290)	$32,146
	forward contracts	MWCap	MWCap	April 30, 2017
(x)	Unforced capacity	1-215	8,665	July 31, 2014	$1,867-$13,071	$7,701	$70,358
	physical contracts	MWCap	MWCap	May 31, 2016
(xi)	Heat rate swaps	1-10	560,751	July 31, 2014	$31.75-$58.00	$4,800	$23,990
		MWh	MWh	October 31, 2016
(xii)	Foreign exchange	US$1,000,000-$5,000,000	n/a	July 7, 2014	$1.04-$1.13	$1,115	$41,500
	forward contracts			April 6, 2015

These derivative financial instruments create a credit risk for Just Energy since they have been transacted with a limited number of counterparties. Should any counterparty be unable to fulfill its obligations under the contracts, Just Energy may not be able to realize the other assets balance recognized in the interim condensed consolidated financial statements.

Share swap agreement

The Company has entered into a share swap agreement to manage the risks associated with the Company’s restricted share grant and deferred share grant plans. The value, on inception, of the 2,500,000 shares under this share swap agreement was approximately $33,803.  Net monthly settlements received under the share swap agreement are recorded in other income.  The Company marks to market the fair value of the share swap agreement and has included that value as other current financial liabilities on the consolidated statements of financial position.  Changes in the fair value of the share swap agreement are recorded through the interim condensed consolidated statements of loss as a change in fair value of derivative instruments.

Fair value (“FV”) hierarchy

Level 1

The fair value measurements are classified as Level 1 in the FV hierarchy if the fair value is determined using quoted unadjusted market prices.

18.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED JUNE 30, 2014
  (unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

Level 2

Fair value measurements that require inputs other than quoted prices in Level 1, either directly or indirectly, are classified as Level 2 in the FV hierarchy. This could include the use of statistical techniques to derive the FV curve from observable market prices. However, in order to be classified under Level 2, inputs must be directly or indirectly observable in the market. Just Energy values its New York Mercantile Exchange (“NYMEX”) financial gas fixed-for-floating swaps under Level 2.

Level 3

Fair value measurements that require unobservable market data or use statistical techniques to derive forward curves from observable market data and unobservable inputs are classified as Level 3 in the FV hierarchy. For the supply contracts, Just Energy uses quoted market prices as per available market forward data and applies a price-shaping profile to calculate the monthly prices from annual strips and hourly prices from block strips for the purposes of mark-to-market calculations. The profile is based on historical settlements with counterparties or with the system operator and is considered an unobservable input for the purposes of establishing the level in the FV hierarchy. For the natural gas supply contracts, Just Energy uses three different market observable curves: i) Commodity (predominately NYMEX), ii) Basis and iii) Foreign exchange. NYMEX curves extend for over five years (thereby covering the length of Just Energy’s contracts); however, most basis curves only extend 12 to 15 months into the future. In order to calculate basis curves for the remaining years, Just Energy uses extrapolation, which leads natural gas supply contracts to be classified under Level 3. The carrying value of HES has been adjusted to the fair value less costs to sell based on management’s expected selling price.

Fair value measurement input sensitivity

The main cause of changes in the fair value of derivative instruments are changes in the forward curve prices used for the fair value calculations. Just Energy provides a sensitivity analysis of these forward curves under the market risk section of this note. Other inputs, including volatility and correlations, are driven off historical settlements.

The following table illustrates the classification of financial assets (liabilities) in the FV hierarchy as at June 30, 2014:

	Level 1	Level 2	Level 3	Total
Financial assets
Derivative financial assets	$-	$-	$81,724	$81,724
Discontinued operations (Note 5)	-	-	400,168	400,168
Financial liabilities
Derivative financial liabilities	-	(4,847)	(107,569)	(112,416)
Discontinued operations (Note 5)	-	-	(348,771)	(348,771)
Total net derivative liabilities	$-	$(4,847)	$25,552	$20,705

19.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED JUNE 30, 2014
  (unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

The following table illustrates the classification of financial assets (liabilities) in the FV hierarchy as at March 31, 2014:

	Level 1	Level 2	Level 3	Total
Financial assets
Derivative financial assets	$-	$-	$135,198	$135,198
Discontinued operations (Note 5)	-	-	106,262	106,262
Financial liabilities
Derivative financial liabilities	-	(10,990)	(122,442)	(133,432)
Discontinued operations (Note 5)	-	-	(51,852)	(51,852)
Total net derivative liabilities	$-	$(10,990)	$67,166	$56,176

Key assumptions used when determining the significant unobservable inputs included in Level 3 of the FV hierarchy consists of:
(i)
discount/premium for lack of marketability up to 3%.  Discount for lack of marketability represents the amount that Just Energy has determined that market participants would take into account for these premiums and discount when pricing these derivative instruments;

(ii)	discount for counterparty non-performance risk up to 5%; and
(iii)	discount rate in the range of 6 to 8%.

The following table illustrates the changes in net fair value of financial assets (liabilities) classified as Level 3 in the FV hierarchy for the three months ended June 30, 2014 and year ended March 31, 2014:

	June 30, 2014	March 31, 2014
Balance, beginning of period	$67,166	$(148,646)
Total gains (losses)	(75,975)	37,799
Purchases	(37,933)	49,006
Sales	322	(14,972)
Settlements	20,575	89,569
Discontinued operations	51,397	54,410
Balance, end of period	$25,552	$67,166

(b)    Classification of financial assets and liabilities

As at June 30, 2014 and March 31, 2014, the carrying value of cash and cash equivalents, restricted cash, current trade and other receivables, unbilled revenues and trade and other payables approximates their fair value due to their short-term nature.

Long-term debt recorded at amortized cost has a fair value of $771,152.

20.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED JUNE 30, 2014
  (unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

The carrying value of long-term debt approximates its fair value as the interest payable on outstanding amounts is at rates that vary with bankers’ acceptances, LIBOR, Canadian bank prime rate or U.S. prime rate, with the following exceptions:

(i)	the $330 million and $100 million convertible debentures, which are fair valued based on market value, and,
(ii)	the fair value of the $105 million senior unsecured note is based on discounting future cash flows using rates currently available for debt on similar terms, credit risk and remaining maturities, and,
(iii)	the carrying value of the US$150 million convertible bonds approximates fair value due to the limited time that has passed since its issuance.

The convertible debentures are classified as Level 1 and the other above fair value measurements are classified in Level 3 of the FV Hierarchy.

(c)    Management of risks arising from financial instruments

The risks associated with Just Energy’s financial instruments are as follows:

(i)     Market risk

Market risk is the potential loss that may be incurred as a result of changes in the market or fair value of a particular instrument or commodity.  Components of market risk to which Just Energy is exposed are discussed below.

Foreign currency risk

Foreign currency risk is created by fluctuations in the fair value or cash flows of financial instruments due to changes in foreign exchange rates and exposure as a result of investments in U.S. operations.

A portion of Just Energy’s income is generated in U.S. dollars and is subject to currency fluctuations. The performance of the Canadian dollar relative to the U.S. dollar could positively or negatively affect Just Energy’s income. Due to its growing operations in the U.S., Just Energy expects to have a greater exposure to U.S. fluctuations in the future than in prior years.  Just Energy has economically hedged between 0% and 50% of certain forecasted cross border cash flows that are expected to occur within the next 13 to 24 months and between 50% and 90% of forecasted cross border cash flows that are expected to occur within the next 12 months. The level of hedging is dependent on the source of the cash flow and the time remaining until the cash repatriation occurs.

Just Energy may, from time to time, experience losses resulting from fluctuations in the values of its foreign currency transactions, which could adversely affect its operating results.  Translation risk is not hedged.

With respect to translation exposure, if the Canadian dollar had been 5% stronger or weaker against the U.S. dollar for the three months ended June 30, 2014, assuming that all the other variables had remained constant, loss for the period would have been $2,500 higher/lower and other comprehensive loss would have been $7,500 lower/higher.

Interest rate risk

Just Energy is also exposed to interest rate fluctuations associated with its floating rate credit facility. Just Energy’s current exposure to interest rates does not economically warrant the use of derivative instruments. The Company’s exposure to interest rate risk is relatively immaterial and temporary in nature. Just Energy does not currently believe that long-term debt exposes it to material interest rate risks but has set out parameters to actively manage this risk within its Risk Management Policy.

A 1% increase (decrease) in interest rates would have resulted in a decrease (increase) of approximately $278 in income before income taxes for the three months ended June 30, 2014.

21.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED JUNE 30, 2014
  (unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

Commodity price risk

Just Energy is exposed to market risks associated with commodity prices and market volatility where estimated customer requirements do not match actual customer requirements. Management actively monitors these positions on a daily basis in accordance with its Risk Management Policy. This policy sets out a variety of limits, most importantly, thresholds for open positions in the gas and electricity portfolios which also feed a Value at Risk limit. Should any of the limits be exceeded, they are closed expeditiously or express approval to continue to hold is obtained.  Just Energy's exposure to market risk is affected by a number of factors, including accuracy of estimation of customer commodity requirements, commodity prices, volatility and liquidity of markets. Just Energy enters into derivative instruments in order to manage exposures to changes in commodity prices. The derivative instruments that are used are designed to fix the price of supply for estimated customer commodity demand and thereby fix margins such that shareholder dividends can be appropriately established.  Derivative instruments are generally transacted over the counter.  The inability or failure of Just Energy to manage and monitor the above market risks could have a material adverse effect on the operations and cash flows of Just Energy. Just Energy mitigates the exposure to variances in customer requirements that are driven by changes in expected weather conditions, through active management of the underlying portfolio, which involves, but is not limited to, the purchase of options including weather derivatives. Just Energy’s ability to mitigate weather effects is limited by the degree to which weather conditions deviate from normal.

Commodity price sensitivity – all derivative financial instruments

If all the energy prices associated with derivative financial instruments including natural gas, electricity, verified emission-reduction credits and renewable energy certificates had risen (fallen) by 10%, assuming that all of the other variables had remained constant, income before income taxes for the period ended June 30, 2014 would have increased (decreased) by $286,193 ($282,681) primarily as a result of the change in fair value of Just Energy’s derivative financial instruments.

Commodity price sensitivity – Level 3 derivative financial instruments

If the energy prices associated with only Level 3 derivative financial instruments including natural gas, electricity, verified emission-reduction credits and renewable energy certificates had risen (fallen) by 10%, assuming that all of the other variables had remained constant, income before income taxes for the three months ended June 30, 2014 would have increased (decreased) by $279,639 ($276,889) primarily as a result of the change in fair value of Just Energy’s derivative financial instruments.

(ii)     Credit risk

Credit risk is the risk that one party to a financial instrument fails to discharge an obligation and causes financial loss to another party. Just Energy is exposed to credit risk in two specific areas: customer credit risk and counterparty credit risk.

Customer credit risk

In Alberta, Texas, Illinois, British Columbia, Massachusetts, California, Michigan and Georgia, Just Energy has customer credit risk and, therefore, credit review processes have been implemented to perform credit evaluations of customers and manage customer default. If a significant number of customers were to default on their payments, it could have a material adverse effect on the operations and cash flows of Just Energy.  Management factors default from credit risk in its margin expectations for all the above markets.

22.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED JUNE 30, 2014
  (unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

The aging of the accounts receivable from the above markets was as follows:

	June 30, 2014	March 31, 2014

Current	$95,428	$104,297
1 – 30 days	35,308	36,236
31 – 60 days	10,194	10,405
61 – 90 days	8,876	6,809
Over 91 days	55,187	51,517
	$204,993	$209,264

Changes in the allowance for doubtful accounts were as follows:

	June 30, 2014	March 31, 2014

Balance, beginning of period	$60,997	$40,190
Provision for doubtful accounts	13,091	47,161
Bad debts written off	(7,544)	(25,845)
Other	(5,558)	(509)
Balance, end of period	$60,986	$60,997

In the remaining markets, the local distribution companies (“LDCs”), provide collection services and assume the risk of any bad debts owing from Just Energy’s customers for a fee. Management believes that the risk of the LDCs failing to deliver payment to Just Energy is minimal. There is no assurance that the LDCs that provide these services will continue to do so in the future.

Counterparty credit risk

Counterparty credit risk represents the loss that Just Energy would incur if a counterparty fails to perform under its contractual obligations. This risk would manifest itself in Just Energy replacing contracted supply at prevailing market rates, thus impacting the related customer margin. Counterparty limits are established within the Risk Management Policy. Any exceptions to these limits require approval from the Board of Directors of JEGI. The Risk Department and Risk Committee monitor current and potential credit exposure to individual counterparties and also monitor overall aggregate counterparty exposure.  However, the failure of a counterparty to meet its contractual obligations could have a material adverse effect on the operations and cash flows of Just Energy.

As at June 30, 2014, the estimated counterparty credit risk exposure amounted to $286,717 representing the risk relating to the Company’s derivative financial assets and accounts receivable.

(iii)    Liquidity risk

Liquidity risk is the potential inability to meet financial obligations as they fall due. Just Energy manages this risk by monitoring detailed weekly cash flow forecasts covering a rolling six-week period, monthly cash forecasts for the next 12 months, and quarterly forecasts for the following two-year period to ensure adequate and efficient use of cash resources and credit facilities.

23.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED JUNE 30, 2014
  (unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

The following are the contractual maturities, excluding interest payments, reflecting undiscounted disbursements of Just Energy’s financial liabilities as at June 30, 2014:

		Contractual cash				More than 5
	Carrying amount	flows	Less than 1 year	1 - 3 years	4 - 5 years	years
Trade and other payables	$403,214	$403,214	$403,214	$-	$-	$-
Long-term debt*	774,047	831,499	135	466,314	205,000	160,050
Derivative instruments	112,416	3,586,434	1,873,794	1,387,830	320,209	4,601
	$1,289,677	$4,821,147	$2,277,143	$1,854,144	$525,209	$164,651

As at March 31, 2014:

		Contractual cash				More than 5
	Carrying amount	flows	Less than 1 year	1 - 3 years	4 - 5 years	years
Trade and other payables	$485,471	$485,471	$485,471	$-	$-	$-
Long-term debt*	982,026	1,043,061	51,999	166,276	605,103	219,683
Derivative instruments	133,432	3,112,996	1,668,975	1,183,717	257,893	2,411
	$1,600,929	$4,641,528	$2,206,445	$1,349,993	$862,996	$222,094

* Included in long-term debt are the $330,000 and $100,000 relating to convertible debentures and $150,000 relating to convertible bonds, which may be settled through the issuance of shares at the option of the holder or Just Energy upon maturity.

In addition to the amounts noted above, at June 30, 2014, the contractual net interest payments over the term of the long-term debt with scheduled repayment terms are as follows:

	Less than 1 year	1 - 3 years	4 - 5 years	More than 5 years
Interest payments	$46,196	$92,381	$39,670	$5,201

(iv)   Supplier risk

Just Energy purchases the majority of the gas and electricity delivered to its customers through long-term contracts entered into with various suppliers. Just Energy has an exposure to supplier risk as the ability to continue to deliver gas and electricity to its customers is reliant upon the ongoing operations of these suppliers and their ability to fulfill their contractual obligations. Just Energy has discounted the fair value of its financial assets by $2,156 to accommodate for its counterparties’ risk of default.

24.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED JUNE 30, 2014
  (unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

7.     ACCUMULATED OTHER COMPREHENSIVE INCOME

For the three months ended June 30, 2014
	Foreign
	currency
	translation	Cash flow
	adjustments	hedges	Total
Balance, beginning of period	$71,997	$-	$71,997
Other comprehensive loss to be reclassified to profit or loss in subsequent years:
Unrealized foreign currency translation adjustment	(10,557)	-	(10,557)
Balance, end of period	$61,440	$-	$61,440

For the three months ended June 30, 2013
	Foreign
	currency
	translation	Cash flow
	adjustments	hedges	Total
Balance, beginning of period	$34,726	$12,429	$47,155
Other comprehensive income (loss) to be reclassified to profit or loss in subsequent years:
Unrealized foreign currency translation adjustment	13,219	-	13,219
Amortization of deferred unrealized gain on discontinued
hedges, net of income taxes of $2,289	-	(3,101)	(3,101)
Balance, end of period	$47,945	$9,328	$57,273

8.     SHAREHOLDERS’ CAPITAL

Just Energy is authorized to issue an unlimited number of common shares and 50,000,000 preference shares issuable in series, both with no par value.  Shares outstanding have no preferences, rights or restrictions attached to them.  Details of issued and outstanding shareholders’ capital as at June 30, 2014, with comparatives as at March 31, 2014, are as follows:

	Three months ended		Year ended
Issued and outstanding	June 30, 2014		March 31, 2014
	Shares	Amount	Shares	Amount

Balance, beginning of period	143,751,476	$1,033,557	142,029,340	$1,018,082
Share-based awards exercised	1,106,250	13,132	550,382	7,240
Dividend reinvestment plan	198,047	1,327	1,171,754	8,235
Balance, end of period	145,055,773	$1,048,016	143,751,476	$1,033,557

25.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED JUNE 30, 2014
(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

Dividend reinvestment plan

Under Just Energy’s dividend reinvestment plan (“DRIP”), Canadian resident shareholders holding a minimum of 100 common shares can elect to receive their dividends in common shares rather than cash at a 2% discount to the simple average closing price of the common shares for the five trading days preceding the applicable dividend payment date, providing that the common shares are issued from treasury and not purchased on the open market.

9.     LONG-TERM DEBT AND FINANCING

	June 30, 2014	March 31, 2014
Credit facility (a)	$136,314	$69,500
Less: debt issue costs (a)	(2,268)	(2,449)
$105 million senior unsecured note (b)	105,000	105,000
Less: debt issue costs (b)	(5,932)	(6,221)
NHS financing 1	-	272,561
$330 million convertible debentures (c)	306,171	304,458
$100 million convertible debentures (d)	89,923	89,430
US$150 million convertible bonds (e)	144,704	149,572
Capital leases (f)	135	175
	774,047	982,026
Less: current portion	(135)	(51,999)
	$773,912	$930,027
1 Reclassified as held for sale as at June 30, 2014.

Future annual minimum repayments are as follows:

	Less than 1 year	1 to 3 years	4 to 5 years	More than 5 years	Total

Credit facility (a)	$-	$136,314	$-	$-	$136,314
$105 million senior unsecured note (b)	-	-	105,000	-	105,000
$330 million convertible debentures (c)	-	330,000	-	-	330,000
$100 million convertible debentures (d)	-	-	100,000	-	100,000
US$150 million convertible bonds (e)	-	-	-	160,050	160,050
Capital leases (f)	135	-	-	-	135
	$135	$466,314	$205,000	$160,050	$831,499

26.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED JUNE 30, 2014
  (unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

The following table details the finance costs for the three months ended June 30. Interest is expensed at the effective interest rate.

	For the three months ended	For the three months ended
	June 30, 2014	June 30, 2013
Credit facility (a)	$4,005	$3,339
$105 million senior unsecured note (b)	2,848	3,262
$90 million convertible debentures	-	1,748
$330 million convertible debentures (c)	6,663	6,522
$100 million convertible debentures (d)	1,930	1,890
US$150 million convertible bonds (e)	3,246	-
Capital lease interest (f)	3	15
Unwinding of discount on provisions	76	69
	$18,771	$16,845

(a)
As at June 30, 2014, Just Energy has a $290 million credit facility to meet working capital requirements. The syndicate of lenders includes Canadian Imperial Bank of Commerce, Royal Bank of Canada, National Bank of Canada, The Toronto-Dominion Bank, The Bank of Nova Scotia, HSBC Bank Canada and Alberta Treasury Branches. The term of the credit facility expires on October 2, 2015.
Interest is payable on outstanding loans at rates that vary with Bankers’ Acceptance rates, LIBOR, Canadian bank prime rate or U.S. prime rate. Under the terms of the operating credit facility, Just Energy is able to make use of Bankers’ Acceptances and LIBOR advances at stamping fees that vary between 2.88% and 4.00%. Prime rate advances are at rates of interest that vary between bank prime plus 1.88% and 3.00% and letters of credit are at rates that vary between 2.88% and 4.00%. Interest rates are adjusted quarterly based on certain financial performance indicators.

As at June 30, 2014, the Canadian prime rate was 3.0% and the U.S. prime rate was 3.25%. As at June 30, 2014, Just Energy had drawn $136,314 (March 31, 2014 - $69,500) against the facility and total letters of credit outstanding amounted to $111,021 (March 31, 2014 - $123,593). As at June 30, 2014, the unamortized debt issue costs relating to the facility is $2,268 (March 31, 2014 - $2,449). As at June 30, 2014, Just Energy has $42,665 of the facility remaining for future working capital and security requirements. Just Energy’s obligations under the credit facility are supported by guarantees of certain subsidiaries and affiliates and secured by a general security agreement and a pledge of the assets and securities of Just Energy and the majority of its operating subsidiaries and affiliates excluding, among others, NHS, HES, Momentis and the U.K. operations. Just Energy is required to meet a number of financial covenants under the credit facility agreement. During the three months ended June 30, 2014, the Company requested and received amendments with respect to covenants within the credit facility. As at June 30, 2014, the Company was compliant with all of these covenants.

(b)
Just Energy issued $105 million in senior unsecured notes (“$105 million senior unsecured note”) bearing interest at 9.75% and maturing in June 2018.  As at June 30, 2014 unamortized debt issue costs are $5,932. These costs will be charged to operations as finance costs over the term of the debt. The $105 million senior unsecured note is subject to certain financial and other covenants.  As at June 30, 2014, all of these covenants have been met.

27.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED JUNE 30, 2014
  (unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

In conjunction with the covenant requirements associated with the issuance of the $105 million senior unsecured note, the following represents select financial disclosure for the “Restricted Subsidiaries” as defined within the Note Indenture, which generally excludes NHS, HES and the U.K. operations.

	Three months ended	Three months ended
	June 30, 2014	June 30, 2013

Sales	$778,151	$715,886
Gross margin	119,897	105,082
Finance costs	18,771	16,845
Profit (loss) for the period	(40,084)	52,316
Non-cash financing costs	3,704	3,380
Intercompany interest charges	-	18,148
Share-based compensation	1,546	1,739
Income tax paid	1,465	312
Dividends paid from unrestricted subsidiaries	-	-

(c)
  Just Energy issued $330 million of convertible extendible unsecured subordinated debentures (the “$330 million convertible debentures”).  The $330 million convertible debentures bear interest at a rate of 6% per annum payable semi-annually in arrears on June 30 and December 31, with a maturity date of June 30, 2017.  Each $1,000 principal amount of the $330 million convertible debentures is convertible at any time prior to maturity or on the date fixed for redemption, at the option of the holder, into approximately 55.6 common shares of the Company, representing a conversion price of $18 per share.  During the three months ended June 30, 2014, interest expense amounted to $ 6,663. On or after June 30, 2013, but prior to June 30, 2015, the $330 million convertible debentures may be redeemed by the Company, in whole or in part, on not more than 60 days’ and not less than 30 days’ prior notice, at a redemption price equal to the principal amount thereof, plus accrued and unpaid interest, provided that the current market price (as defined herein) on the date on which notice of redemption is given is not less than 125% of the conversion price ($22.50). On and after June 30, 2015, and prior to maturity, the $330 million convertible debentures may be redeemed by Just Energy, in whole or in part, at a redemption price equal to the principal amount thereof, plus accrued and unpaid interest.

The Company may, at its own option, on not more than 60 days’ and not less than 40 days’ prior notice, subject to applicable regulatory approval and provided that no event of default has occurred and is continuing, elect to satisfy its obligation to repay all or any portion of the principal amount of the $330 million convertible debentures that are to be redeemed or that are to mature, by issuing and delivering to the holders thereof that number of freely tradable common shares determined by dividing the principal amount of the $330 million convertible debentures being repaid by 95% of the current market price on the date of redemption or maturity, as applicable.

The conversion feature of the $330 million convertible debentures has been accounted for as a separate component of shareholders’ deficit in the amount of $33,914. Upon initial recognition of the convertible debentures, Just Energy recorded a deferred tax liability of $15,728 and reduced the value of the equity component of convertible debentures by this amount. The remainder of the net proceeds of the $330 million convertible debentures has been recorded as long-term debt, which is being accreted up to the face value of $330,000 over the term of the $330 million convertible debentures using an effective interest rate of 8.8%. If the $330 million convertible debentures are converted into common shares, the value of the Conversion will be reclassified to share capital along with the principal amount converted.

28.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED JUNE 30, 2014
  (unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

(d)
Just Energy issued $100 million of convertible unsecured subordinated debentures (the “$100 million convertible debentures”), which was used to purchase FRH.  The $100 million convertible debentures bear interest at an annual rate of 5.75%, payable semi-annually on March 31 and September 30 in each year and have a maturity date of September 30, 2018.  Each $1,000 principal amount of the $100 million convertible debentures is convertible at the option of the holder at any time prior to the close of business on the earlier of the maturity date and the last business day immediately preceding the date fixed for redemption into 56.0 common shares of Just Energy, representing a conversion price of $17.85.  The $100 million convertible debentures are not redeemable at the option of the Company on or before September 30, 2014.  After September 30, 2014 and prior to September 30, 2016, the $100 million convertible debentures may be redeemed by the Company, in whole or in part, on not more than 60 days’ and not less than 30 days’ prior notice, at a price equal to their principal amount plus accrued and unpaid interest, provided that the weighted average trading price of the common shares is at least 125% of the conversion price. On or after September 30, 2016, the $100 million convertible debentures may be redeemed in whole or in part from time to time at the option of the Company on not more than 60 days’ and not less than 30 days’ prior notice, at a price equal to their principal amount plus accrued and unpaid interest.

The Company may, at its option, on not more than 60 days' and not less than 30 days' prior notice, subject to applicable regulatory approval and provided no event of default has occurred and is continuing, elect to satisfy its obligation to repay all or any portion of the principal amount of the $100 million convertible debentures that are to be redeemed or that are to mature, by issuing and delivering to the holders thereof that number of freely tradable common shares determined by dividing the principal amount of the $100 million convertible debentures being repaid by 95% of the current market price on the date of redemption or maturity, as applicable.

The conversion feature of the $100 million convertible debentures has been accounted for as a separate component of shareholders’ deficit in the amount of $10,188. Upon initial recognition of the convertible debentures, Just Energy recorded a deferred tax liability of $2,579 and reduced the equity component of the convertible debenture by this amount. The remainder of the net proceeds of the $100 million convertible debentures has been recorded as long-term debt, which is being accreted up to the face value of $100,000 over the term of the $100 million convertible debentures using an effective interest rate of 8.6%. If the $100 million convertible debentures are converted into common shares, the value of the Conversion will be reclassified to share capital along with the principal amount converted.

(e)
On January 29, 2014, Just Energy issued US$150 million of European-focused senior convertible unsecured convertible bonds (the “$150 million convertible bonds”). The $150 million convertible bonds bear interest at an annual rate of 6.5%, payable semi-annually in arrears in equal installments on January 29 and July 29 in each year with a maturity date of July 29, 2019.  The Company incurred transaction costs of $6,804 and has shown these costs net of the $150 million convertible bonds.

A Conversion Right in respect of a bond may be exercised, at the option of the holder thereof, at any time from May 30, 2014 to July 7, 2019. The initial conversion price is US$9.3762 per common share (being C$10.2819) but is subject to adjustments. In the event of the exercise of a conversion right, the Company may, at its option, subject to applicable regulatory approval and provided no event of default has occurred and is continuing, elect to satisfy its obligation in cash equal to the market value of the underlying shares to be received.

29.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED JUNE 30, 2014
  (unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

As a result to the debt being denominated in a different functional currency than Just Energy, the conversion feature is recorded as a financial liability instead of a component of equity. Therefore, the conversion feature of the $150 million convertible bonds has been accounted for as a separate financial liability with an initial value of US$8,517. The remainder of the net proceeds of the $150 million convertible bonds has been recorded as long-term debt, which is being accreted up to the face value of $150,000 over the term of the $150 million convertible bonds using an effective interest rate of 8.8%. At each reporting period, the conversion feature is recorded at fair value with changes in fair value going through profit and loss. As at June 30, 2014, the fair value of this conversion feature is US$6,876 and is included in other non-current financial liabilities.

(f)
The Company, through its subsidiaries, leases certain computer and office equipment and software.  These financing arrangements bear interest at a rate of 9% and mature between July 1, 2014 and January 31, 2015.

10.      INCOME TAXES

	For the three months	For the three months
	ended	ended
	June 30, 2014	June 30, 2013
Current income tax expense (recovery)	$635	$(39)
Deferred tax expense	5,067	3,350
Provision for income taxes from continuing operations	$5,702	$3,311

11.     OTHER INCOME, EXPENSES AND ADJUSTMENTS

(a)	Other operating expenses
	For the three months	For the three months
	ended	ended
	June 30, 2014	June 30, 2013
Amortization of gas contracts	$-	$2,060
Amortization of electricity contracts	1,717	1,636
Amortization of other intangible assets	7,780	7,788
Amortization of property, plant and equipment	893	1,012
Bad debt expense	13,028	9,812
Share-based compensation	1,548	1,759
	$24,966	$24,067

30.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED JUNE 30, 2014
  (unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

(b) Included in change in fair value of derivative instruments

	For the three	For the three
	months ended	months ended
	June 30, 2014	June 30, 2013
Amortization of gas contracts	$-	$2,514
Amortization of electricity contracts	1,192	1,136

(c) Employee benefits expense

	For the three	For the three
	months ended	months ended
	June 30, 2014	June 30, 2013
Wages, salaries and commissions	$51,179	$51,447
Benefits	6,724	7,019
	$57,903	$58,466

12.     REPORTABLE BUSINESS SEGMENTS

Just Energy’s reportable segments include the following: consumer energy marketing, commercial energy marketing, ethanol (TGF), home services (NHS) and solar (HES).  During fiscal 2014, TGF was disposed of and HES was classified as available for sale (see Note 5).  In addition, NHS was classified as held for sale as of June 30, 2014.

Transfer prices between operating segments are on an arm’s length basis in a manner similar to transactions with third parties.  Allocations made between segments for shared assets or allocated expenses are based on the number of customers in the respective segments.

Management monitors the operating results of its business units separately for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on operating profit or loss and is measured consistently with operating profit or loss in the interim condensed consolidated financial statements. Just Energy is not considered to have any key customers.

31.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED JUNE 30, 2014
  (unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

For the three months ended June 30, 2014

	Consumer	Commercial
	division	division	Ethanol	Home services	Solar	Consolidated

Sales	$430,969	$390,080	$-	$-	$-	$821,049
Gross margin	89,797	33,593	-	-	-	123,390
Amortization of property, plant
and equipment	839	54	-	-	-	893
Amortization of intangible assets	3,536	5,961	-	-	-	9,497
Administrative expenses	24,680	8,336	-	-	-	33,016
Selling and marketing expenses	32,625	22,582	-	-	-	55,207
Other operating expenses	12,046	2,530	-	-	-	14,576
Operating profit (loss) for the
period	$16,071	$(5,870)	$-	$-	$-	$10,201
Finance costs	(13,374)	(5,397)	-	-	-	(18,771)
Change in fair value of derivative
instruments	(26,201)	(5,417)	-	-	-	(31,618)
Other income (loss)	232	(85)	-	-	-	147
Provision for income taxes	4,105	1,597	-	-	-	5,702
Profit (loss) from continuing operations	$(27,377)	$(18,366)	$-	$-	$-	$(45,743)
Discontinued operations	-	-	-	(254)	7,083	6,829
Profit (loss) for the period	$(27,377)	$(18,366)	$-	$(254)	$7,083	$(38,914)
Capital expenditures	$1,167	$584	$-	$4,445	$2,188	$8,384
Total goodwill	$122,704	$137,756	$-	$-	$-	$260,460
Total assets	$679,313	$419,691	$-	$311,347	$101,258	$1,511,609
Total liabilities	$1,152,683	$166,643	$-	$311,763	$49,558	$1,680,647

For the three months ended June 30, 2013

	Consumer	Commercial
	division	division	Ethanol	Home services	Solar	Consolidated

Sales	$413,320	$314,736	$-	$-	$-	$728,056
Gross margin	70,316	35,618	-	-	-	105,934
Amortization of property, plant
and equipment	732	280	-	-	-	1,012
Amortization of intangible assets	5,634	5,850	-	-	-	11,484
Administrative expenses	22,340	7,468	-	-	-	29,808
Selling and marketing expenses	33,753	17,089	-	-	-	50,842
Other operating expenses	8,637	2,934	-	-	-	11,571
Operating profit (loss) for the
period	$(780)	$1,997	$-	$-	$-	$1,217
Finance costs	(7,298)	(9,547)	-	-	-	(16,845)
Change in fair value of derivative
instruments	(17,650)	(3,471)	-	-	-	(21,121)
Other income (loss)	560	(69)	-	-	-	491
Provision for income taxes	2,517	794	-	-	-	3,311
Loss from continuing operations	$(27,685)	$(11,884)	$-	$-	$-	$(39,569)
Discontinued operations	-	-	(2,179)	(2,920)	2,856	(2,243)
Profit (loss) for the period	$(27,685)	$(11,884)	$(2,179)	$(2,920)	$2,856	$(41,812)
Capital expenditures	$476	$432	$-	$9,023	$3,711	$13,642
As at March 31, 2014
Total goodwill	$124,388	$139,648	$-	$-	$-	$264,036
Total assets	$876,164	$363,125	$-	$297,098	$106,263	$1,642,650
Total liabilities	$1,209,884	$160,563	$-	$311,993	$51,852	$1,734,292

32.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED JUNE 30, 2014
  (unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

Geographic information

Revenue from external customers
	For the three months	For the three months
	ended	ended
	June 30, 2014	June 30, 2013
Canada	$138,673	$147,446
United States	647,795	574,445
United Kingdom	34,581	6,165
Total revenue per interim condensed consolidated statements of loss	$821,049	$728,056

The revenue is based on the location of the customer.

Non-current assets

Non-current assets by geographic segment consist of property, plant and equipment and intangible assets and are summarized as follows:

	As at June 30, 2014	As at March 31, 2014
Canada	$159,366	$386,561
United States	207,662	194,346
United Kingdom	606	741
Total	$367,634	$581,648

33.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED JUNE 30, 2014
  (unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

13.     EARNINGS (LOSS) PER SHARE

	2014		2013
Basic earnings per share
Profit from continuing operations	$(45,743)		$(39,569)
Profit available to shareholders	$(37,569)		$(41,824)
Basic shares outstanding	144,110,546		142,268,827
Basic earnings (loss) per share from continuing operations	$(0.32)		$(0.28)
Basic earnings (loss) per share available to shareholders	$(0.26)		$(0.29)

Diluted earnings per share
Profit from continuing operations	$(45,743)		$(39,569)
Profit available to shareholders	$(37,569)		$(41,824)
Adjustment for dilutive impact of convertible debentures	16,092		7,505
Adjusted earnings (loss) from continuing operations	$(29,651)		$(32,064)
Adjusted earnings (loss) available to shareholders	$(21,477)		$(34,319)
Basic shares outstanding	144,110,546		142,268,827
Dilutive effect of:
Restricted share grants	3,172,637	1	4,065,286	1
Deferred share grants	178,969	1	169,135	1
Convertible debentures	39,933,526	1	27,530,520	1
Shares outstanding on a diluted basis	187,395,678		174,033,768
Diluted earnings (loss) per share from continuing operations	$(0.32)		$(0.28)
Diluted earnings (loss) per share available to shareholders	$(0.26)		$(0.29)
(i)The assumed conversion into shares results in an anti-dilutive position; therefore, these items have been excluded from dilutive earnings per share.

14.     DIVIDENDS PAID AND PROPOSED

For the three months ended June 30, 2014, dividends of $0.21 (2013 - $0.21) per share were declared by Just Energy. These dividends amounted to $30,933 (2013 - $30,756), which was approved throughout the period by the Board of Directors and was paid out during the period.

34.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED JUNE 30, 2014
  (unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

15.     COMMITMENTS AND GUARANTEES

Commitments for each of the next five years and thereafter are as follows:

As at June 30, 2014

	Less than 1 year	1 - 3 years	4 - 5 years	More than 5 years	Total
Premises and equipment leasing	$6,325	$9,314	$5,628	$3,830	$25,097
Long-term gas and electricity contracts	1,873,794	1,387,830	320,209	4,601	3,586,434
	$1,880,119	$1,397,144	$325,837	$8,431	$3,611,531

Just Energy has entered into leasing contracts for office buildings and administrative equipment. These leases have a leasing period of between one and eight years. No purchase options are included in any major leasing contracts.  Just Energy is also committed under long-term contracts with customers to supply gas and electricity.  These contracts have various expiry dates and renewal options.

Guarantees

Pursuant to separate arrangements with various entities, Just Energy has issued surety bonds to various counterparties including states, regulatory bodies, utilities and various other surety bond holders in return for a fee and/or meeting certain collateral posting requirements. Such surety bond postings are required in order to operate in certain states or markets. Total surety bonds issued as at June 2014 was $35,141.

As at June 30, 2014, Just Energy had total letters of credit outstanding in the amount of $111,021 (Note 9(a)).

16.     COMPARATIVE CONSOLIDATED FINANCIAL STATEMENTS

Certain figures from the comparative consolidated financial statements have been reclassified from statements previously presented to conform to the presentation of the current period’s interim condensed consolidated financial statements.

35.